SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ______)

                                 MED GEN, INC.
_______________________________________________________________________
                              (Name of Issuer)

                   Common Stock, $.001 Par Value Per Share
_______________________________________________________________________
                        (Title of Class of Securities)

                              58401X-2-09
_______________________________________________________________________
                              (CUSIP Number)

                         Paul Mitchell, President
                               Med Gen, Inc.
                  7284 W. Palmetto Park Road, Suite 207
                 Boca Raton, Florida 33433 (561) 750-1100
_______________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              August 30th, 2005
_______________________________________________________________________
           Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                   (Continued on following pages)

                         (Page 1 of 4 Pages)



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                                       13D
CUSIP NO.58401X-20-9                                       Page 2 of 4 Pages

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of
        Above Persons

        Paul Kravitz - SS# ###-##-####

2.	Check the Appropriate Box if a Member of a Group
                                                                  (a)     [ ]
                                                                  (b)     [ ]
3.	SEC Use Only

4.	Source of Funds

        SC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e)                                             [ ]


6.	Citizenship or Place of Organization

        Paul Kravitz - United States


Number of  Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power

              4,232,500


8.	Shared Voting Power

              41,150

9.	Sole Dispositive Power

              4,232,500


10.	Shared Dispositive Power

              41,150

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

              4,273,650

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]



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CUSIP NO. 58401X-20-9                                      Page 3 of 4 Pages


13.	Percent of Class Represented by Amount of Row (11): 8.40%

14.	Type of Reporting Person: IN

ITEM 1.  SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value, of Med Gen, Inc., a Nevada corporation ("Med Gen".) The address of the principal executive office of Med Gen is 7284 W. Palmetto Park Road, Suite 207, Boca Raton, Florida 33433; telephone (561) 750-1100.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)    This Schedule 13D is filed by Paul Kravitz on behalf of himself.

    (b) Paul Kravitz has his principal business and office address at 7284 W. Palmetto Park Road, Suite 207, Boca Raton, Florida 33433.

    (c) Paul Kravitz's principal occupation is CEO of Med Gen, Inc. He is employed by Med Gen, Inc.

    (d) During the last five years, Paul Kravitz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

    (e) During the last five years, Paul Kravitz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, a judgment, decree or final order was entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)    Paul Kravitz is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   See Item 4., Purpose of Transaction, below.



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CUSIP NO. 58401X-20-9                                      Page 4 of 4 Pages

ITEM 4.  PURPOSE OF TRANSACTION.

        Mr.Kravitz registered 3,500,000 common shares of stock as part of an effective registration statement on 8-12-2005. These shares although registered, carry an additional lock-up provision for 6 months and cannot be sold until 2-12-2006.Prior to this filing Mr Kravitz pledged 700,000 common shares as security for an 8% convertible Debenture. He owns 32,500 additional shares in his own name and 41,150 shares in Di-Su Holding Company, which he shares a 50% interest with Mr. Mitchell, the COO of Med Gen, Inc.

ITEM 5.  INTEREST IN SECURITIES OF MED GEN.

        Paul Kravitz is the direct owner of 4,273,650 shares, or 8.40 of Med Gen's issued and outstanding common stock. Paul Kravitz has disposed of -0- shares of common stock of Med Gen within the past 60 days and filed Form 4 as required under the Securities Act. No person or entity other than Paul Kravitz is known to have the right to receive or the power to direct the receipt of dividends from,or the proceeds of the sale of the shares owned by Paul Kravitz.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF MED GEN

	3,500,000 shares of common stock are subject to a six-month lock-up agreement and cannot be sold until after 2-12-2006. An additional 700,000 shares of common stock were pledged as collateral security for an 8% Convertible Debenture issued to a group of funds by the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        None

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Med Gen, Inc.

                                        By:/s/Paul Kravitz
                                           ---------------------------
                                           Paul Kravitz,
                                           Title: President

                                           /s/Paul Kravitz
                                           ---------------------------
                                           Paul Kravitz, Individually



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